

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2014

Via E-mail
Mr. Yair Averbuch
Chief Financial Officer
Caesarstone Sdot-Yam Ltd.
Kibbutz Sdot-Yam
MP Menashe, 3780400
Israel

> **Re:** **Caesarstone Sdot-Yam Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed March 25, 2013**
> **File No. 1-35464**

Dear Mr. Averbuch:

We have reviewed your response letter dated January 16, 2014 and have the following comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

General

1.   We note that your response letter, dated January 16, 2014, did not acknowledge the language requested in our comment letter dated December 11, 2013 indicating that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In this regard, please submit the acknowledgment, signed by a representative of the company.

Consolidated Financial Statements

Note 2 – Significant Accounting Policies, Financial Statements in U.S. dollars, page F-20

2.   We note your response to prior comment one, from our letter dated December 11, 2013, including the factors you considered in determining to change the functional currency of the parent company from New Israeli Shekels to U.S. dollars. It appears this analysis evaluated the factors outlined in ASC 830-10-55-5 on a consolidated basis. Please provide us a quantified analysis of each of the economic factors you considered in your determination for your parent entity on stand-alone basis. This analysis should address, at a minimum:

- Revenue, by currency;
- Expenses, by currency and by nature (e.g., raw materials purchases, staff compensation, etc.); and
- Total assets.

3.   Please describe to us the nature of the transactions your parent entity has with its subsidiaries.

4.   Please explain to us why you began budgeting in U.S. dollars.

5.   Please describe to us the impact the change in functional currency had on your consolidated financial statements.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

        You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

                                            Sincerely,

                                            /s/ John Cash

                                            John Cash
                                            Accounting Branch Chief

cc: Colin Diamond, Esq. (via E-mail)
        White & Case LLP